Exhibit 99.1

Operating and Financial Review and Prospects

OPERATING RESULTS

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

(i) Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems.

The following table sets forth our average crop, rice and sugarcane yields for the periods indicated:

	2016/2017	2015/2016	% Change
	Harvest	Harvest	2016/2017 -
	Year (1)	Year (1)	2015/2016
Corn (2)	6.7	5.6	19.6%
Soybean	3.8	3.3	15.2%
Soybean (second harvest) (3)	-	-	-
Cotton lint (3)	-	-	-
Wheat (4)	3.0	2.5	20.0%
Sunflower	1.8	1.6	12.5%
Rice	5.9	5.9	0.0%
Sugarcane	94.1	102.3	(8.0%)

(1) The table above reflects the yields in respect of harvest years as of April 30. The portion of harvested area completed as of April 30, 2017 was 14.8% for corn, 13.3% for soybean first harvest, 100% for wheat, 98.4% for sunflower and 99.2% for rice. The portion of harvested area completed as of April 30, 2016 was 15.5% for corn, 14.0% for soybean first harvest, 100% for wheat, 93.3% for sunflower and 99.4% for rice.

(2) Includes sorghum and peanut

(3) None/insignificant harvest.

(4) Includes barley

(ii) Effects of Fluctuations in Production Costs

We experience fluctuations in our production costs due to the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel and (v) farm leases. The use of advanced technology, however, allows us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane milled.

(iii) Effects of Fluctuations in Commodities Prices

Commodity prices have historically experienced substantial fluctuations. For example, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2017 to March 31, 2017, soybean prices decreased 5.1% and corn prices increased by 3.5%. Also, between January 1, 2017 and March 31, 2017, ethanol prices decreased by

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20.5%, according to Escola Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data, and sugar prices decreased by 14.1%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Commodity price fluctuations impact our statement of income as follows:

•	Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;

•	Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and

•	Sales of manufactured products and sales of agricultural produce and biological assets sold to third parties.

The following graphs show the spot market price of some of our products since March 31, 2012 to March 31, 2017, highlighting the periods January 1 to March 31, 2016 and January 1 to March 31, 2017:

Soybean in U.S. cents per bushel (CBOT)	Corn in U.S. cents per bushel (CBOT)

Sugar in U.S. cents per pound (ICE-NY)	Ethanol in Reais per cubic meter (ESALQ)

(iv) Fiscal Year and Harvest Year

Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and production area (hectares) in this annual report in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop or rice planting on the last farm to finish harvesting that harvest year.

On the other hand, production volumes for dairy and production volume and production area for sugar, ethanol and energy business are presented on a fiscal year basis.

The financial results in respect of all of our products are presented on a fiscal year basis.

(v) Effects of Fluctuations of the Production Area

Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest

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season, from July to June in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. The following table sets forth the production area for the periods indicated:

	Three-month period ended March 31,

	2017	2016

	Hectares
Crops (1)	145,237	140,279
Rice	39,728	37,565
Sugar, Ethanol and Energy	136,384	130,637

(1) Does not include second crop area or forage.

The increase in crop production area in 2017 compared to 2016 was mainly driven by the transformation of hectares and an increase in leased hectares due to higher margins. The increase in sugar, ethanol and energy production area in 2017 is explained by an increase in leased hectares that provide sufficient cane supply for the entire year.

(vi) Effect of Acquisitions and Dispositions

The comparability of our results of operations is also affected by the completion of significant acquisitions and dispositions. Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition.

(vii) Macroeconomic Developments in Emerging Markets

We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) remain subject to such fluctuations.

(viii) Effects of Export Taxes on Our Products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products, mainly on soybean and its derivatives, wheat, rice and corn. Soybean was subject to an export tax of 35.0%, wheat was subject to an export tax of 23.0%, rough rice was subject to an export tax of 10.0%, processed rice was subject to an export tax of 5.0%, corn was subject to an export tax of 20.0% and sunflower was subject to an export tax of 32.0%. Since December 2015, all of the export taxes mentioned above have been removed, except for soybean, for which the export tax has been reduced to 30.0%.

As local prices are determined taking into consideration the export parity reference, any increase or decrease in export taxes would affect our financial results.

(ix) Effects of Foreign Currency Fluctuations

Each of our Argentine, Brazilian and Uruguayan subsidiaries uses local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated into the local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income

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under “finance income” or “finance costs,” as applicable. Our consolidated financial statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.

As of March 31, 2017, the Peso-U.S. dollar exchange rate was Ps.15.4 per U.S. dollar as compared to Ps.14.7 per U.S. dollar as of March 31, 2016. As of March 31, 2017, the Real-U.S. dollar exchange rate was R$3.2 per U.S. dollar as compared to R$3.6 per U.S. dollar as of March 31, 2016.

The following graph shows the Argentine Peso-U.S. dollar rate and the Real-U.S. dollar rate of exchange for the periods since March 31, 2012 to March 31, 2017, highlighting the periods January 1 to March 31, 2016 and January 1 to March 31, 2017:

Argentinean Peso/ U.S. Dollar	Brazilian Reais/ U.S. Dollar

Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

(x) Seasonality

Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice and sunflower between February and August, and wheat from December to January. Cotton is unique in that while it is typically harvested from May to July, it requires a conditioning process that takes about two to three months before being ready to be sold. Sales in other business segments, including our Dairy segment, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. With the implementation of “continuous harvest”, sugarcane production is more stable during the year; however, the typical harvesting period in Brazil begins between April and May and ends between November and December. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See “Item 5 — Operating and Financial Review and Prospects —Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” in our Form 20-F.

(xi) Land Transformation

Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as “no-till” technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest heavily in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be

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variations in our results from one season to the next according to the amount of land in the process of transformation.

Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also “Risk Factors—Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “Risk Factors—Risks Related to Brazil-Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” included in “Item 3 Risk Factors” in our Form 20-F.

The results included in the Land Transformation segment are related to the acquisition and disposition of farmland businesses and not to the physical transformation of the land. The decision to acquire and/or dispose of a farmland business depends on several market factors that vary from period to period, rendering the results of these activities in one financial period when an acquisition of disposition occurs not directly comparable to the results in other financial periods when no acquisitions or dispositions occurred.

(xii) Capital Expenditures and Other Investments

Our capital expenditures during the last two years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting non-current sugarcane and (iv) expanding and upgrading our production facilities. Capital expenditures totaled $58.6 million for the three-month period ended March 31, 2017 in comparison with $30.6 million in the same period in 2016. See also “- Capital Expenditure Commitments.”

(xiii) Effects of Corporate Taxes on Our Income

We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2017 in each of the countries in which we operate:

Tax Rate (%)
Argentina	35
Brazil(1)	34
Uruguay	25

(1) Including the Social Contribution on Net Profit (CSLL)

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Critical Accounting Policies and Estimates

The Company’s critical accounting policies and estimates are consistent with those described in Note 4 to our audited consolidated annual financial statements for the year ended December 31, 2016 included in our Form 20-F.

Operating Segments

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Company operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•      The Company’s ‘Farming’ business is comprised of four reportable segments:

•	The Company’s ‘Crops’ segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	The Company’s ‘Rice’ segment consists of planting, harvesting, processing and marketing of rice;

•	The Company’s ‘Dairy’ segment consists of the production and sale of fluid milk and other dairy products,

•	The Company’s ‘All Other Segments’ segment consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group’s management does not consider them to be of continuing significance, namely, Coffee and Cattle.

•      The Company’s ’Sugar, Ethanol and Energy’ segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•     The Company’s ‘Land Transformation’ segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

•      The Company’s ‘Corporate’ segment comprises certain other activities of a holding function nature not allocable to the segments

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The following table presents selected historical financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations. In respect of production data only as of March 31, 2017, we have not yet completed the 2016/2017 harvest year crops. The Harvested tons presented corresponds to the harvest completed as of March 31, 2017.

	Three-month period ended March 31,

	2017	2016
Sales	( In thousands of $)
Farming Business	55,439	47,933
Crops	25,196	21,949
Soybean(1)	5,362	6,208
Corn (2)	9,414	7,217
Wheat (3)	9,700	3,990
Sunflower	422	3,104
Cotton Lint	-	835
Other crops(4)	298	595
Rice(5)	19,260	20,549
Dairy	10,812	5,169
All other segments (6)	171	266
Sugar, Ethanol and Energy Business	110,652	73,551
Sugar	46,970	28,233
Ethanol	57,279	42,625
Energy	6,384	2,657
Other (7)	19	36
Total	166,091	121,484
Land Transformation (8)	-	-

	2016/2017	2015/2016
	Harvest	Harvest
Production	Year (9)	Year (9)
Farming Business
Crops (tons)(10)	132,856	155,892
Soybean (tons)	-	26,349
Corn (tons) (2)	14,672	33,435
Wheat (tons) (3)	115,336	82,167
Sunflower (tons)	2,848	13,941
Cotton Lint (tons)	-	-
Rice(11) (tons)	92,686	221,369
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	Three-month period ended March 31,

	2017	2016
Processed rice(12) (tons)	57,011	40,448
Dairy(13) (thousand liters)	21,629	21,629
Sugar, Ethanol and Energy Business
Sugar (tons)	59,684	61,337
Ethanol (cubic meters)	61,081	60,211
Energy (MWh)	104,969	67,987
Land Transformation Business (hectares traded)	-	-

	2016/2017	2015/2016
	Harvest	Harvest
Planted Area	Year	Year
	(Hectares)
Farming Business (14)
Crops	190,173	178,590
Soybean	84,458	88,410
Corn (2)	54,461	42,866
Wheat (3)	38,008	32,396
Sunflower	5,413	9,548
Cotton	2,640	-
Forage	5,193	5,370
Rice	39,728	37,565
Total Planted Area	229,901	216,155
Second Harvest Area	39,743	32,942
Leased Area	64,223	57,649
Owned Croppable Area (15)	120,741	120,194

	2017	2016
Sugar, Ethanol and Energy Business
Sugarcane plantation	136,384	130,637
Owned land	9,145	9,145
Leased land	127,239	121,492
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(1)	Includes soybean, soybean oil and soybean meal.
(2)	Includes sorghum and peanuts.
(3)	Includes barley.
(4)	Includes seeds and farming services.
(5)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.
(6)	All other segments include our cattle business which primarily consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company—B. Business Overview—Cattle Business.” in our Form 20-F.
(7)	Includes operating leases and other services.
(8)	Represents capital gain from the sale of land.
(9)	The table reflects the production in respect of harvest years as of March 31.
(10)	Crop production does not include tons 26,220 and 21,720 tons of forage produced as of April 30, in the 2016/2017 and 2015/2016 harvest years, respectively.
(11)	Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.
(12)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of rough rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).
(13)	Raw milk produced at our dairy farms.
(14)	Includes hectares planted in the second harvest.
(15)	Does not include potential croppable areas being evaluated for transformation and does not include forage area.
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Three-month period ended March 31, 2017 as compared to three-month period ended March 31, 2016

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	2017	2016
	(In thousands of $)
Sales of goods and services rendered	166,091	121,484
Cost of goods sold and services rendered	(139,362)	(99,023)
Initial recognition and Changes in fair value of biological assets and agricultural produce	17,365	25,833
Changes in net realizable value of agricultural produce after harvest	(227)	2,659
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	43,867	50,953
General and administrative expenses	(14,017)	(10,304)
Selling expenses	(16,014)	(11,036)
Other operating income, net	13,272	58
Share of loss of joint ventures	-	-
Profit from Operations Before Financing and Taxation	27,108	29,671
Finance income	2,112	4,145
Finance costs	(19,442)	(28,713)
Financial results, net	(17,330)	(24,568)
(Loss) / Profit Before Income Tax	9,778	5,103
Income tax (Benefit) / Expense	(3,811)	(2,351)
(Loss) / Profit for the Year	5,967	2,752

Sales of Goods and Services Rendered

Three-month period ended March 31,	Crops	Rice	Dairy	All other Segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2017	25,196	19,260	10,812	171	110,652	166,091
2016	21,949	20,549	5,169	266	73,551	121,484

Sales of manufactured products and services rendered increased 36.7%, from $121.5 million for the three month period ended March 31, 2016 to $166.1 million for the same period in 2017, primarily as a result of:

•	a $37.1 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 58.2% increase in the price of sugar, from $279.8 per ton in the three-month period ended March 31, 2016 to $442.6 per ton in the same period for 2017; (ii) a 27.0% increase in the price of energy, from $40.0 per MWh in 2016 to $50.8 in 2017; (iii) a 18.9% increase in the price of ethanol, from $507.8 per cubic meter in the three-month period ended March 31, 2016 to $603.7 per cubic meter in the same period for 2017; (iv) a 9.8% increase in the volume of sugar and ethanol sold, measured in TRS(1), from 247.2 thousand tons in the three-month period ended March 31, 2016 to 271.4 thousand tons in the same period for 2017; and (v) a 89.3% increase in the volume of energy sold, from 66.4 thousand MWh in the three-month period ended March 31, 2016 to 125.7 thousand MWh in the same period for 2017. The increase in volume of sugar and ethanol sold was due to the: (a) 2.6% increase in the TRS content in sugarcane, from 107.2 kilograms per ton in the three-month period ended March 31, 2016 to 110.0 kilograms per ton in the
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same period for 2017 due to dryer weather; and (b) a higher inventories sell-off in 2017 of 60.9 thousand tons measured in TRS compared to an inventories sell-off in 2016 of 41.0 thousand tons measured in TRS, as a result of a commercial strategy. The increase in the volume of energy sold was due to the 59.0% increase in cogeneration efficiency, from 45.2 KWh per ton in the three month period ended March 31, 2016 to 71.9 KWh per ton in the same period in 2017, this was primarily achieved by burning stock of bagasse that was carried from 2016. These increases were partially offset by a 2.9% decrease in sugarcane milled, from 1,504 thousand tons in 2016 to 1,461 thousand tons in 2017. The decrease in sugarcane milled was due to: (i) a 8.0% decrease in sugarcane yields, from 102.3 tons per hectare in the three-months period ended March 31, 2016 to 94.1 tons per hectare in the same period for 2017, this was due to above average rains during November through February 2016; (b) a 6.9% decrease in the area harvested, from 14.1 thousand hectares in 2016 to 13.1 thousand hectares in 2017, due to the managerial decision of slowing down our harvest schedule in order to maximize sugarcane productivity throughout the year. This decrease is partially offset by a 306.5% increase in sugarcane purchased to third parties, from 54.6 thousand tons purchased in the three-month period ended March 31, 2016 to 221.9 thousand tons purchased in the same period of 2017.

The following figure sets forth the variables that determine our Sugar and Ethanol sales:

•	On average, one metric ton of sugarcane contains 140 kilograms of TRS (Total Recoverable Sugar). While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms

The following figure sets forth the variables that determine our Energy sales:

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The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Three-month period ended March 31,			Three-month period ended March 31,			Three-month period ended March 31,
	2017	2016	Chg %	2017	2016	Chg %	2017	2016	Chg %
	(in million of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	57.3	42.6	34.5%	94.9	83.9	13.1%	603.8	507.7	18.9%
Sugar (tons)	47.0	28.2	66.7%	106.2	100.8	5.4%	442.6	279.8	58.2%
Energy (MWh)	6.4	2.7	137.0%	125.7	66.4	89.3%	50.9	40.7	25.2%
TOTAL	110.7	73.6

•	a $5.6 million increase in our Dairy segment, mainly caused by: (i) a 74.4% increase in fluid milk prices from $0.20 per liter in 2016 to $0.34 per liter in 2017; (ii) a 0.8% increase in the amount of liters of fluid milk sold, from 21.0 million liters in the three-month period ended March 31, 2016 to 21.2 million liters in the same period of 2017; and (iii) the 0.8 thousand tons of powder milk sold during the three-month period ended March 31, 2017 at $3.325 per ton. The increase in the amount of liters sold is attributable to (a) by a 1.5% increase in cow productivity, from 35.0 liters per day per cow in 2016 to 35.5 liters per day per cow in 2017 due to enhanced operating efficiencies; and (b) a 0.4% increase in our milking cow herd driven by enhanced reproduction efficiencies at our two free-stall dairy facilities from an average of 6,746 heads in the three-month period ended March 31, 2016 to an average of 6,774 heads in the same period of 2017.

•	a $3.2 million increase in our Crops segment mainly driven by: (i) a 144.2% increase in the volume of wheat sold, from 26.0 thousand tons in the three-month period ended March 31, 2016 to 63.5 thousand tons in the same period of 2017; a 33.5% increase in the volume of corn sold, from 42.1 thousand tons in 2016 to 56.2 thousand tons in 2017; and (ii) an increase in soybean and sunflower prices, from $241.2 per ton in 2016 to $321.7 per ton in 2017 for soybean, and from $310.2 per ton in 2016 to $353.8 per ton in 2017 for sunflower. The increases in volume sold where mainly driven by: (i) a 20.0% increase in wheat yields, from 2.5 tons per hectare 2016 to 3.0 tons per hectare in 2017; (ii) a 17.3% increase in the area destined for wheat due to crop rotation and higher margins; and (iii) an inventories sell-off in 2017 of 30.0 thousand tons of wheat compared to an inventories sell-off of 7.8 thousand tons in 2016, due to a commercial strategy. These increases in our Crops segment were partially offset by: (a) a decrease in wheat and corn prices, from $153.6 per ton in 2016 to $152.7 per ton in 2017 for wheat and from $171.5 per ton in 2016 to $167.4 per ton in 2017 for corn; and (b) a decrease in the volume of soybean sold, from 25.7 thousand tons in 2016 to 16.7 thousand tons in 2017, due to a delay in harvesting activities caused by unfavorable weather.

	Three-month period ended March 31,			Three-month period ended March 31,			Three-month period ended March 31,
	2017	2016	% Chg	2017	2016	% Chg	2017	2016	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	5.4	6.2	(12.9%)	16.7	25.7	(35.0%)	321.7	241.2	33.4%
Corn (1)	9.4	7.2	30.6%	56.2	42.1	33.5%	167.4	171.5	(2.4%)
Wheat (2)	9.7	4.0	142.5%	63.5	26.0	144.2%	152.7	153.6	(0.6%)
Sunflower	0.4	3.1	(87.1%)	1.2	10.0	(88.0%)	353.8	310.2	14.1%
Others	0.3	1.4	(78.6%)
Total	25.2	21.9	15.1%

(1) Includes sorghum and popcorn.

(2) Includes barley.

This was partially offset by:

•	a $1.3 million decrease in our Rice segment, mainly due to a decrease of 21.1% in the volume of white rice sold measured in tons of rough rice, from 72.7 thousand tons in the three-month period ended March 31, 2016 to 57.3 thousand tons in the same period in 2017, this was partially offset by: (i) a 46.3% increase in the sale of by products, from $1.2 thousand in the three-month period ended March 31, 2016 to $1.8 thousand in the same period of 2017; and (ii) a 14.6% increase in white rice prices, from $265.9
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per ton of rough rice equivalent in 2016 to $304.9 per ton of rough rice equivalent in 2017. The decrease in the volume of white rice sold is explained by: (a) an inventories build-up of 4.8 thousand tons in 2017 compared to a an inventories sell-off of 33.6 thousand tons in 2016; (b) a delay in harvesting activities, from 99% of the area harvested in the three month period ended March 31, 2016 to 48% of the area harvested in the same period in 2017, caused by adverse weather conditions during 2017; this was partially offset by a 5.7% increase in the area under production from 37.6 thousand hectares in 2016 to 39.7 hectares in 2017.

Cost of Goods and Services Rendered

Three-month period ended March 31,	Crops	Rice	Dairy	All other Segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2017	(25,136)	(17,436)	(10,485)	(56)	(86,249)	(139,362)
2016	(21,805)	(18,414)	(5,153)	(32)	(53,619)	(99,023)

Cost of manufactured products sold and services rendered increased 40.7%, from $99.0 million in the three-month period ended in March 31, 2016 to $139.4 million in the same period in 2017. This increase was primarily due to:

•	a $32.6 million increase in our Sugar, Ethanol and Energy segment mainly due to the 9.8% increase in the volume of sugar and ethanol sold measured in TRS and the higher unitary costs in dollar terms due to the appreciation of the Brazilian Real in the three-month period ended March 31, 2017 compared to the same period of 2016, coupled with the 306.5% increase in third-party sugarcane during 2017.

•	a $5.3 million increase in our Dairy segment mainly due to the increase in the volume of powder milk sold.

Partially offset by:

•	a $1.0 million decrease in our Rice segment mainly due to the 21.1% decrease in volume sold; partially offset by an increase in the unitary cost of product sold, due to higher harvesting expenses caused by abundant rains, from $253.4 per ton of rough rice in the three-month period ended March 31, 2016 to $304.2 per ton of rough rice in the same period for 2017.

The profit of our agricultural produce is recognized under the line ítems “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest”. When the agricultural produce is sold to third parties we do not record any additional profit as the gain or loss had already been recognized.

The profit of our manufactured products is recognized when they are sold. The cost of manufactured products includes, among others, the cost of agricultural produce transferred internally at fair market value (i.e. harvested sugarcane, rough rice, fluid milk, etc.).

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Three-month period ended March 31,	Crops	Rice	Dairy	All other Segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2017	11,897	6,022	1,941	184	(2,679)	17,365
2016	16,040	8,479	434	66	814	25,833
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Initial recognition and changes in fair value of biological assets and agricultural produce decreased 32.8%, from $25.8 million in the three-month period ended March 31, 2016 to $17.4 million in the same period for 2017. The decrease was mainly due to:

•	a $4.1 million decrease in our Crops segment mainly due to:

-	a $2.2 million decrease in the recognition at fair value less cost to sell for non-harvested crops, from $12.8 million in the three-month period ended March 31, 2016 to $10.6 million in the same period of 2017, this was mainly due to lower projected margins for soybean second crop.

-	The recognition at fair value less cost to sell of crops at the point of harvest, decreased $2.0 million, from $3.3 million in the three-month period ended March 31, 2016 to $1.3 million in the same period in 2017, mainly due to lower wheat and corn prices.

Of the $11.9 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for the three-month period ended March 31, 2017, $10.0 million gain represents the unrealized portion, as compared to the $14.8 million unrealized gain of the $16.0 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for the same period in 2016.

•	A $3.5 million decrease in our Sugar, Ethanol and Energy segment, mainly due to:

-	a $7.0 million decrease in the recognition at fair value less cost to sell of non-harvested sugarcane, from a loss of $3.1 million in the three-month period ended March 31, 2016 to a loss of $10.1 million in the same period for 2017, mainly generated by: (i) the decrease in projected sugar prices during the next 12-months; and (ii) the appreciation of the Brazilian Real.

Partially offset by:

-	a $3.5 million increase in the recognition at fair value less cost to sell of sugarcane at the point of harvest, from $3.9 million in the three-month period ended March 31, 2016 to $7.4 million in the same period for 2017 due to higher consecana prices.

Of the $2.7 million loss of initial recognition and changes in fair value of biological assets and agricultural produce for the three-month period ended March 31, 2017, $10.0 million loss represents the unrealized portion, as compared to the $3.1 million loss unrealized portion of the $0.8 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in the same period for 2016.

•	A $2.5 million decrease in our Rice segment, as a result of:

-	a $2.9 million decrease in the recognition at fair value less cost to sell of rice at the point of harvest, from $8.5 million in the three-month period ended March 31, 2016 to $5.6 million in the same period in 2017 mainly due to a decrease in harvested hectares in 2017.

Partially offset by:

-	an increase in the recognition at fair value less cost to sell for non-harvested crops from nil on the three-month period ended March 31, 2016 to $0.4 thousand in the same period on 2017, mainly due to delays in harvesting activities during 2017 due to weather conditions. The harvested area as of March 31, 2016 was 99.4% compared to 47.8% for the same period in 2017.

Of the $6.0 million of initial recognition and changes in fair value of biological assets and agricultural produce for the three-month period ended March 31, 2017, $5.7 million represent the unrealized portion, as compared to the $8.5 million unrealized portion of the $8.5 million of initial recognition and changes in fair value of biological assets and agricultural produce for the same period in 2016.
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These decreases were partially offset by:

•	a $1.5 million increase in our Dairy segment mainly due to the increase in the recognition at fair value less cost to sell of fluid milk, from $0.4 million in the three-month period ended March 31, 2016 to $1.9 million in the same period of 2016, mainly due to the 65.6% increase in fluid milk prices.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Three-month period ended March 31,	Crops	Rice	Dairy	All other Segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2017	(227)	-	-	-	-	(227)
2016	2,659	-	-	-	-	2,659

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest decreased from a $2.7 million gain in the three-month period ended March 31, 2016 to a $0.2 million loss in the same period for 2017. This decrease is mainly explained by the impact of the decrease in corn and wheat prices on our inventories.

General and Administrative Expenses

Three-month period ended March 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2017	(673)	(1,125)	(239)	(43)	(6,865)	(5,072)	(14,017)
2016	(575)	(626)	(256)	(58)	(3,666)	(5,123)	(10,304)

Our general and administrative expenses increased 36.0%, from $10.3 million in the three-month period ended March 31, 2016 to $14.0 million in the same period for 2017. The decrease in our sugar and ethanol segment is mainly explained by the appreciation of the Brazilian Real.

Selling Expenses

Three-month period ended March 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2017	(1,032)	(3,085)	(239)	(4)	(11,606)	(48)	(16,014)
2016	(793)	(2,164)	(101)	(11)	(7,942)	(25)	(11,036)

Selling expenses increased 45.1%, from $11.0 million in the three-month period ended March 31, 2016 to $16.0 million in the same period for 2017. The $5.0 million increase is mainly explained by: (i) the 89.3% increase in energy sales, coupled with the 9.8% increase in sugar and ethanol sales measured in TRS; (ii) the appreciation of the Brazilian Real; and (iii) higher volumes of white rice sold in the international market.

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Other Operating Income, Net

Three-month period ended March 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2017	2,160	174	250	(161)	10,887	(38)	13,272
2016	(823)	198	31	1	582	69	58

Other operating income increased from $0.06 thousand in the three-month period ended March 31, 2016 to $13.3 million in the same period for 2017, primarily due to:

•	a $10.3 million increase in our Sugar, Ethanol & Energy segment mainly explained by the mark-to-market effect of outstanding hedge positions;

•	a $2.9 million increase in our Crops segment due to the mark-to-market effect of outstanding hedge positions.

Other operating income, net of our Rice, Dairy, All other segments, Land Transformation and Corporate segments remained essentially unchanged.

Financial Results, Net

Our financial results, increased from a loss of $24.6 million in the three month period ended March 31, 2016 to a loss of $17.3 million in the same period in 2017. This was mainly due to lower foreign exchange losses, mainly caused by the appreciation of the Brazilian Real, during the period from January 1, 2017 to March 31, 2017 compared to the depreciation of the Brazilian Real in the same period of 2017. Additionally, during the three- month period ended March 31, 2017 a $0.7 thousands gain was reclassified from Equity to the “Financial Result, net” line item, in comparison with the $5.0 million loss that was reclassified in the same period in 2016. Please see “—Hedge Accounting—Cash Flow Hedge” described on Note 3 to our Consolidated Financial Statements. These increases were partially offset by: (i) a 49.1% decrease in interest income, from $2.8 million in 2016 to $1.4 in 2017; and (ii) a 28.3% increase in interest expenses, from $10.3 million in 2016 to $13.3 in 2017, due to a general increase in interest rates.

The following table sets forth the breakdown of financial results for the periods indicated.

	Three -month period ended March 31,
	2017	2016
	(In $ thousands)		% Change
Interest income	1,422	2,796	-49.1%
Interest expense	(13,253)	(10,326)	-28.3%
Foreign exchange losses, net	(3,684)	(9,862)	62.6%
Cash flow hedge – transfer from equity	666	(4,975)	113.4%

Loss / Gain from interest rate /foreign exchange rate derivative financial instruments	(1,703)	1,155	-247.4%

Taxes	(517)	(513)	-0.8%
Other Income/(Expenses)	(261)	(2,843)	90.8%
Total Financial Results	(17,330)	(24,568)	29.5%
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Income Tax expense

Current income tax charge totaled $3.8 million for the three-month period ended March 31, 2017, which equates to a consolidated effective tax rate of 39.0%. For the same period of 2016 we reported a charge of $2.4 million. In 2017, we recognized tax expense, as a result of nondeductible expenses in Brazil and Uruguay for an amount of $0.5 million. In 2016 the effective tax rate was 47.2% based on nondeductible expenses in Brazil, and nontaxable income in Uruguay.

Profit for the period

As a result of the foregoing, our net income for the three-month period ended March 31, 2017 increased $3.2 million, from $2.8 million in 2016 to $6.0 million in 2017.

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LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

•	our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and

•	our working capital requirements.

Our principal sources of liquidity have traditionally consisted of shareholders’ contributions, short and long term borrowings and proceeds received from the disposition of transformed farmland or subsidiaries.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Three-month period ended March 31, 2017 and 2016

The table below reflects our statements of Cash Flow for the three-month period ended March 31, 2017 and 2016.

	Three-month period
	2017	2016
	(Unaudited, in thousands of $)
Cash and cash equivalent at the beginning of the period	158,568	198,894
Net cash generated (used by)/from operating activities	(8,469)	6,387
Net cash used in investing activities	(56,992)	(27,637)
Net cash generated by financial activities	140,178	43,339
Effect of exchange rate changes on cash and cash equivalent	(1,964)	2,705
Cash and cash equivalent at the end of the period	231,321	223,688

Operating Activities

Period ended March 31, 2017

Net cash used by operating activities was $8.5 million for the three-month period ended March 31, 2017. During this period, we generated a net profit of $6.0 million that included non-cash charges relating primarily to depreciation and amortization of $17.6 million, losses from interest and other expenses, net of $12.0 million and losses from foreign exchange, net of $3.7 million. All these effects were partially offset by a gain from derivative financial instruments of $14.6 million and initial recognition and changes in fair value of non-harvested biological assets unrealized of $5.8 million.

In addition, other changes in operating assets and liability balances resulted in a net decrease in cash of $32.5 million, primarily due to an increase of $20.9 million in trade and other receivables, a decrease of $28.5 million in trade and other payables. All these effects were partially offset by a decrease of $8.1 million in derivative financial instruments and an increase of $3.9 million in payroll and social security liabilities.

Period ended March 31, 2016

Net cash generated by operating activities was $6.4 million for the three-month period ended March 31, 2016. During this period, we generated a net profit of $2.8 million that included non-cash charges relating primarily to losses from foreign exchange, net of $9.9 million, $8.8 million interest and other expense, net, and $13.5 million of depreciation and amortization. All these effects were partially offset by a gain of $20.2 million of the unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce”.

In addition, other changes in operating assets and liability balances resulted in a net increase in cash of $18.2 million, primarily due to an increase of $28.7 million in trade and other receivables and an increase of $15.1

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million in inventories, partially offset by a decrease of $17.7 million in biological assets, and an increase of $9.4 million in trade and other payables.

Investing Activities

Period ended March 31, 2017

Net cash used in investing activities totaled $57.0 million in the three-month period ended March 31, 2017, primarily due to $18.3 million related to the renewal and expansion of our sugarcane plantation and $40.3 million related to the purchase of agricultural and industrial equipment, totaling $58.5 million.

Period ended March 31, 2016

Net cash used in investing activities totaled $27.6 million in the three-month period ended March 31, 2016, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for the finalization of the construction of the second phase of Ivinhema mill), totaling $29.9 million.

Financing Activities

Period ended March 31, 2017

Net cash provided by financing activities was $140.2 million in the period ended March 31, 2017, primarily derived from the incurrence of a new syndicated long term loan lead by Rabobank and ING among others in the amounts of $149.8 million and short term loan of $52.6 million, respectively, mainly for our Brazilian Sugar, Ethanol and Energy business. This effect was partially offset by net payments of long term borrowings in the amounts of $45.6 million and interest aid for $10.0 million.

Period ended March 31, 2016

Net cash provided by financing activities was $43.3 million in the period ended March 31, 2016, primarily derived from the incurrence of new long and short term loans in the amounts of $40.2 million and $50.5 million, respectively, mainly for our Brazilian operations related to the Sugar and Ethanol cluster development. This effect was partially offset by net payments of short and long term borrowings in the amounts of $11.5 million and $27.2 million, respectively. During this period, interest paid totaled $8.8 million.

Cash and Cash Equivalents

Historically, since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011 we obtained $421.8 million from the IPO and the sale of shares in a concurrent private placement (See “Item 4. Information on the Company—A. History and Development of the Company” in our Form 20-F). As of March 31, 2017, our cash and cash equivalents amounted to $231.3 million.

However, we may need additional cash resources in the future to continue our investment plans. Also, we may need additional cash if we experience a change in business conditions or other developments. We also might need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisitions, strategic alliances or other similar investments. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we might seek to issue debt or additional equity securities or obtain additional credit facilities or realize the disposition of transformed farmland and/or subsidiaries. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.

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Projected Sources and Uses of Cash

We anticipate that we will generate cash from the following sources:

•	operating cash flow;

•	debt financing;

•	the dispositions of transformed farmland and/or subsidiaries; and

•	debt or equity offerings.

We anticipate that we will use our cash:

•	for other working capital purposes;

•	to meet our budgeted capital expenditures;

•	to make investment in new projects related to our business; and

•	to refinance our current debts.

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	March 31, 2017	December 31, 2016
	(unaudited)
Fixed rate:
Less than 1 year	123,291	67,682
Between 1 and 2 years	44,497	43,630
Between 2 and 3 years	35,981	40,047
Between 3 and 4 years	22,492	21,857
Between 4 and 5 years	21,729	21,116
More than 5 years	15,422	20,239
	263,412	214,571
Variable rate:
Less than 1 year	106,857	137,331
Between 1 and 2 years	160,934	150,517
Between 2 and 3 years	106,216	81,947
Between 3 and 4 years	87,586	18,457
Between 4 and 5 years	60,526	18,309
More than 5 years	10,119	14,083
	532,238	420,644
	795,650	635,215

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

During 2017 and 2016 the Company was in compliance with all financial covenants.

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Short-term Debt.

As of March 31, 2017, our short term debt totaled $230.2 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

Capital Expenditure Commitments

During the three-month period ended March 31, 2017, our capital expenditures totaled $58.5 million. Our capital expenditures consisted mainly of purchases of property, plant and equipment, mainly related to the renewal and expansion of our sugarcane plantation $18.3 million, and $40.3 million related to purchase of agricultural and industrial equipment, totaling $58.5 million.

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